VIA EDGAR

June 3, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Tamika Sheppard

Re:	Nektar Therapeutics
Acceleration Request for Registration Statement on Form S-3
File No. 333-279760

Acceleration Request
	Requested Date:	June 5, 2024
	Requested Time:	4:05 p.m., Eastern Time

Dear Ms. Sheppard:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Nektar Therapeutics (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 5, 2024, at 4:05 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Sam Zucker at (650) 752-3232.

If you have any questions regarding this request, please contact Sam Zucker of Goodwin Procter LLP at (650) 752-3232.

Sincerely,

NEKTAR THERAPEUTICS

/s/ Mark A. Wilson
Mark A. Wilson
General Counsel
Nektar Therapeutics

cc:

Howard W. Robin, Chief Executive Officer, President and Director, Nektar Therapeutics

Sandra Gardiner, Chief Financial Officer, Nektar Therapeutics

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Sam Zucker, Esq., Goodwin Procter LLP